                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Energy Focus, Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    29268T102

                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 19, 2010
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

________________
(1) See Item 5(a) of this Amendment No. 9 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

________________
(1) See Item 5(a) of this Amendment No. 9 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

________________
(1) See Item 5(a) of this Amendment No. 9 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102

Item 1.

         This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 9, the Reporting Persons own the following securities of the Issuer:

                  (i) 4,636,226 shares of Common Stock. .

                  (ii) Option (right to buy) awarded on 2/26/09 to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share, which (x) expires on the earlier of 2/26/19 or 12 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 2/26/10 (the "February Option"). As of the date of this Amendment No. 9, 9,167 shares of Common Stock underlying the February Option have vested and may be deemed to be beneficially owned by the Reporting Persons.

                  (iii) Option (right to buy) granted on 6/24/09 to purchase 15,000 shares of Common Stock at an exercise price of $0.60 per share, which (x) expires on the earlier of 6/24/19 or 12 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 6/24/10 (the "June Option" and together with the February Option, collectively, the "Options"). As of the date of this Amendment No. 9, 8,750 shares of Common Stock underlying the June Option have vested and may be deemed to be beneficially owned by the Reporting Persons.

                  (iv) Warrant to purchase up to 1,560,062 shares of Common Stock at an exercise price of $0.01 per share (the "2008 Warrant"), which contains a restriction prohibiting the Reporting Persons from exercising the 2008 Warrant to the extent the Reporting Persons would, after such exercise, be beneficial owners of in excess of 19.9% of the total outstanding shares of Common Stock, after giving effect to such exercise.

                  (v) Right to receive a warrant to purchase up to 150,000 shares of Common Stock at an exercise price of $0.01 per share (the "2009 Warrant"). The 2009 Warrant is subject to approval by the Issuer's shareholders at the next shareholders meeting and as a result may not be deemed to be beneficially owned by the Reporting Persons as of the date of this Amendment No. 9.

                  Because of the limitation on exercise of the 2008 Warrant and shareholder approval required for the 2009 Warrant described above, in accordance with Rule 13D, none of the Reporting Persons are deemed to beneficially own the shares of Common Stock underlying the 2008 Warrant and the 2009 Warrant. Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons may be deemed beneficial owners of approximately 4,654,143 shares of Common Stock representing 21.9% of the total outstanding shares of Common Stock as of the date of this Amendment No. 9, which are derived from a sum of (1) 4,636,226 shares of Common Stock and (2) 17,917 vested shares of Common Stock underlying the Options (collectively, the "Quercus Beneficial Ownership").

CUSIP No. 29268T102


         (b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

         (c) Pursuant to that certain Stock Purchase Agreement dated December 30, 2009 (the "SPA"), the Reporting Persons agreed to purchase from Diker Management LLC ("Diker") in two installments a total of 1,000,000 shares of Common Stock. On December 31, 2009, as part of the first installment, the Reporting Persons purchased 375,000 shares of Common Stock for a purchase price of $0.80 per share. On February 19, 2010, as part of the second installment, the Reporting Persons purchased 625,000 shares of Common Stock for a purchase price of $0.95 per share. A copy of the SPA is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact

         (b) Stock Purchase Agreement dated December 30, 2009

Item 7. Material to Be Filed as Exhibits

         Exhibit A:        Agreement Regarding Joint Filing of Amendment No. 9
                           to Schedule 13D

         Exhibit B:        Stock Purchase Agreement dated December 30, 2009

CUSIP No. 29268T102



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: January 23, 2010   /s/ David Gelbaum
                          ------------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ------------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ------------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 9 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 9 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.



Dated: January 23, 2010   /s/ David Gelbaum
                          ------------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ------------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ------------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                   EXHIBIT B


         STOCK PURCHASE AGREEMENT dated as of December 30, 2009 (this "Agreement") among Diker Micro Value Fund, LP, Diker Micro Value QP Fund, LP, Diker Micro and Small Cap Fund, LP and Diker M&S Cap Master Fund Ltd (the "SELLER(S)"), The Quercus Trust (the "PURCHASER"), and David Gelbaum.

         WHEREAS, the Seller owns shares of Common Stock (the "COMMON STOCK"), of Energy Focus, Inc. ("EMI").

         WHEREAS, the Purchaser seeks to purchase from the Seller, and the Seller seeks to sell to the Purchaser, 1,000,000 shares of Common Stock (the "PURCHASED SHARES") in accordance with the terms of this Agreement.

         NOW, THEREFORE, in consideration of the premises and mutual benefits representations, warranties, conditions, covenants and agreements contained herein, the parties hereto hereby agree as set forth below.

                                    ARTICLE I
                    PURCHASE AND SALE OF THE PURCHASED SHARES

1.1 PURCHASE AND SALE OF PURCHASED SHARES.

         Subject to the terms and conditions of this Agreement, (i) on December 31, 2009 (or such other date as is mutually agreed to by the Seller and the Purchaser) (the "FIRST CLOSING DATE"), the Seller shall sell, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, 375,000 shares of Common Stock (the "FIRST CLOSING"), and (ii) on or before February 20, 2010 (or such other date as is mutually agreed to by the Seller and the Purchaser) (the "SECOND CLOSING DATE" and together with the First Closing Date, the "CLOSING DATES"), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, 625,000 shares of Common Stock (the "SECOND CLOSING" and together with the First Closing, the "CLOSINGS"). Subject to the terms and conditions of this Agreement, at the First Closing, the Purchaser shall pay to the Seller an aggregate amount equal to $300,000.00 (the "FIRST CLOSING PURCHASE PRICE"), and at the Second Closing, the Purchaser shall pay to the Seller an aggregate amount equal to $593,750 (the "SECOND CLOSING PURCHASE PRICE" and together with the First Closing Purchase Price, the "PURCHASE PRICE").

1.2 THE CLOSINGS.

         The First Closing contemplated hereby shall take place at 10:00 a.m., New York City time, on the First Closing Date (or such other time as the parties may agree), after notification of satisfaction or waiver of the conditions to the closing set forth in Sections 4.1 and 4.2 below at the office of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. The Second Closing contemplated hereby shall take place at 10:00 a.m., EST on the Second Closing Date (or such other time as the parties may agree), after notification of satisfaction or waiver of the conditions to the closing set forth in Sections
4.1 and 4.2 below at the office of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. All actions taken at the Closing shall be deemed to have occurred simultaneously.

1.3 DELIVERY OF PURCHASED SHARES.

         In connection with, and as a condition to the consummation of, the Closings, the Seller shall cause the Purchased Shares being purchased in the applicable Closing to be delivered to the Purchaser along with all transfer documents, including stock powers and new stock certificates issued in the name of the Purchaser, as may be reasonably requested by the Purchaser.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

     The Seller represents and warrants to the Purchaser as set forth below.

2.1 LEGAL CAPACITY AND AUTHORITY.

         The Seller is an entity duly organized and validly existing under the laws of the jurisdiction of its formation. The Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Seller and shall constitute the legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

2.2 TITLE TO PURCHASED SHARES.

         The Seller is the sole record and beneficial owner of the Purchased Shares to be sold by it pursuant to this Agreement and owns the Purchased Shares free from all taxes, liens, claims, encumbrances charges, security interests, pledges, escrows, lock-up arrangements ("CLAIMS"). There are no outstanding rights, options, subscriptions or other agreements or commitments (oral or written) obligating the Seller to sell or transfer the Purchased Shares and the Purchased Shares are not subject to any lock-up or other restriction on their transfer or on the ability of the Purchaser to sell or transfer the Purchased Shares. Delivery to the Purchaser of the Purchased Shares purchased by the Purchaser will convey, free and clear of all Claims, any and all rights and benefits incident to the ownership of the Purchased Shares.

2.3 ACCREDITED INVESTOR STATUS.

         The Seller is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

2.4 NONCONTRAVENTION.

         The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of the Seller, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Seller is a party, or (c) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Seller, except in the case of clause (b) and (e) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Seller to perform its obligations hereunder.

2.5 CONSENTS.

         No consent, approval, permit, order, notification or authorization of, or any exemption from registration, declaration or filing with, any person (governmental or private) is required in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby.

2.6 SELLERS STATUS.

         The Seller (a) is a sophisticated person with respect to the sale of the Purchased Shares; (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares; and (c) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser's express representations, warranties and covenants in this Agreement. The Seller acknowledges that the Purchaser has not given it any investment advice, credit information or opinion on whether the sale of the Purchased Shares is prudent.

2.7 NO BROKERS.

         No placement agent, financial advisor or broker has been engaged by the Seller in connection with the offer or sale of the Purchased Shares. The Seller has not taken any action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby.

2.8 EXEMPT TRANSACTION.

         Assuming the truth and accuracy of the Purchaser's representations and warranties pursuant to Article 3 hereof, the transaction will be exempt from the Securities Act of 1933, as amended.


                                   ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser, represents and warrants to the Seller as set forth below.


3.1 LEGAL CAPACITY AND AUTHORITY.

         The Purchaser is an entity duly organized and validly existing under the laws of the jurisdiction of its formation. The Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Purchaser and shall constitute the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.2 ACCREDITED INVESTOR STATUS.

         The Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

3.3 NONCONTRAVENTION.

         The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of the Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (c) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clause (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

3.4 PURCHASER STATUS.

         The Purchaser (a) is a sophisticated person with respect to the sale of the Purchased Shares; (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares; and (c) has independently and without reliance upon the Seller, and based on such information as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Purchaser has relied upon the Seller's express representations, warranties and covenants in this Agreement. The Purchaser acknowledges that the Seller has not given the Purchaser any investment advice, credit information or opinion on whether the purchase of the Purchased Shares is prudent.

3.5 NO BROKERS.

         The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby.

                                   ARTICLE IV
                              CONDITIONS TO CLOSING

4.1 CONDITIONS TO THE SELLER'S OBLIGATION TO SELL.

         The obligation of the Seller hereunder to sell the Purchased Shares to the Purchaser on each of the Closing Dates is subject to the satisfaction, on or before the applicable Closing Date, of each of the following conditions, provided, that these conditions are for the Seller's sole benefit and may be waived by the Seller at any time in its sole discretion by providing the Purchaser with prior written notice thereof:

         (a) Contemporaneously with the First Closing, the Purchaser shall have delivered the First Closing Purchase Price with respect to the Purchased Shares being purchased in the First Closing to the Seller by wire transfer of immediately available funds pursuant to the written wire instructions provided by the Seller. Contemporaneously with the Second Closing, the Purchaser shall have delivered the Second Closing Purchase Price with respect to the Purchased Shares being purchased in the Second Closing to the Seller by wire transfer of immediately available funds pursuant to the written wire instructions provided by the Seller.

         (b) The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time, and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the applicable Closing Date.

         (b) If required by EFOI or the transfer agent, EFOI's counsel shall have issued an opinion of counsel acceptable to EFOI and EFOE's transfer agent that the transfer is exempt from the registration provisions of the Securities Act of 1933.

4.2 CONDITIONS TO THE PURCHASER'S OBLIGATION TO PURCHASE.

         The obligation of the Purchaser hereunder to purchase the Purchased Shares on each of the Closing Dates is subject to the satisfaction, on or before the applicable Closing Date, of each of the following conditions, provided, that these conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion by providing the Seller with prior written notice thereof:

         (a) The representations and warranties of the Seller shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time, and the Seller shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Seller at or prior to the Closing Date.

         (b) If required by EFOI or the transfer agent, EFOI's counsel shall have issued an opinion of counsel acceptable to EFOI and EFOE's transfer agent that the transfer is exempt from the registration provisions of the Securities Act of 1933.

                                    ARTICLE V
                                    COVENANTS

5.1 FEES.

         Each party hereto shall pay its own legal fees and expenses in connection with the transactions contemplated hereby.

5.2 BEST EFFORTS.

         Each party shall use its best efforts timely to satisfy each of the covenants and conditions to be satisfied by it as provided in Articles IV and V of this Agreement.

5.3 FURTHER ASSURANCES.

         Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                                   ARTICLE VI
                            MISCELLANEOUS PROVISIONS

6.1 GOVERNING LAW; JURISDICTION; JURY TRIAL.

         All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

6.2 HEADINGS.

         The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

6.3 SEVERABILITY.

         If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

6.4 ENTIRE AGREEMENT; AMENDMENTS.

         This Agreement supersedes all other prior oral or written agreements among the parties hereto, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the parties hereto makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

6.5 NOTICES.

         Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (C) one business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (a) or (e) above, respectively.

6.6 SUCCESSORS AND ASSIGNS.

         This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. None of the parties shall assign this Agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party.

6.7 NO THIRD PARTY BENEFICIARIES.

         This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of nor may any provision hereof be enforced by, any other person.

6.8 SURVIVAL.

         Unless this Agreement is terminated by mutual consent of the parties hereto, the representations and warranties of the Seller and the Purchaser contained in Articles II and HI shall survive the Closing Dates and the delivery, in whole or in part, of the Purchased Shares.

6.9 NO STRICT CONSTRUCTION.

         The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.10 COUNTERPARTS.

         This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

6.11 CONFIDENTIALITY.

         The Purchaser and the Sellers each hereby agrees, without the prior written consent of the other, to not disclose, and to otherwise keep confidential, the sale of the Purchased Note contemplated hereby, except to the extent that disclosure thereof is required by law, rule or regulation or as required or requested by any competent governmental, regulatory or supervisory authority or has become publicly known through no fault of such party; provided, however, that the Purchaser and the Sellers may disclose information regarding such sale to their respective accountants, attorneys, limited partners, shareholders and other interest holders.

6.12 LIABILITY OF DAVID GELBAUM. The Purchaser and David Gelbaum, represent and warrant the the Purchaser is an estate planning trust and that David Gelbaum is personally liable for all obligations of the Purchaser as a matter of law.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

                                              SELLER:


                                              DIKER MICRO VALUE FUND LP
                                              DIKER MICRO VALUE QP FUND, LP
                                              DIKER MICRO AND SMALL CAP FUND, LP
                                              DIKER M&S CAP MASTER FUND LTD


                                              /s/ Ken Brower
                                              ----------------------------------
                                              Name: Ken Brower
                                              Title: CFO



                                              PURCHASER:


                                              THE QUERCUS TRUST



                                              /s/ David Gelbaum
                                              ----------------------------------
                                              Name: David Gelbaum
                                              Title: Trustee

                                              DAVID GELBAUM




                                              /s/ David Gelbaum
                                              ----------------------------------
                                              DAVID GELBAUM